Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Six Months Ended 30 September 2021

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of James Hardie Industries plc

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated balance sheet of James Hardie Industries plc (“the Company”) as of 30 September 2021, the related condensed consolidated statements of operations and comprehensive income for the three and six-month periods ended 30 September 2021 and 2020, the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2021 and 2020, the condensed consolidated statements of changes in shareholders' equity for the three and six-month periods ended 30 September 2021 and 2020, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of 31 March 2021, the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the year then ended, and the related notes (not presented herein); and in our report dated 18 May 2021, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 March 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young LLP
Irvine, California
9 November 2021

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 September 2021	31 March 2021
Assets
Current assets:
Cash and cash equivalents	$132.8	$208.5
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	133.7	104.9
Restricted short-term investments - Asbestos	—	26.6
Accounts and other receivables, net	333.9	333.2
Inventories	239.2	218.3
Prepaid expenses and other current assets	36.4	38.9
Insurance receivable - Asbestos	6.3	6.6
Workers’ compensation - Asbestos	1.5	1.6
Total current assets	888.8	943.6
Property, plant and equipment, net	1,385.8	1,372.3
Operating lease right-of-use-assets	59.9	46.4
Finance lease right-of-use-assets	2.3	2.7
Goodwill	207.5	209.3
Intangible assets, net	170.8	173.9
Insurance receivable - Asbestos	35.5	42.9
Workers’ compensation - Asbestos	19.2	20.3
Deferred income taxes	852.9	906.8
Deferred income taxes - Asbestos	327.0	367.4
Other assets	3.5	3.4
Total assets	$3,953.2	$4,089.0
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$355.5	$307.0
Accrued payroll and employee benefits	85.4	112.5
Operating lease liabilities	9.1	7.8
Finance lease liabilities	0.9	1.0
Accrued product warranties	7.6	6.0
Income taxes payable	2.3	6.6
Asbestos liability	115.8	122.2
Workers’ compensation - Asbestos	1.5	1.6
Dividends payable	—	303.7
Other liabilities	33.6	32.7
Total current liabilities	611.7	901.1
Long-term debt	855.7	858.6
Deferred income taxes	84.1	86.3
Operating lease liabilities	65.5	53.3
Finance lease liabilities	1.5	1.9
Accrued product warranties	31.3	33.6
Income taxes payable	5.4	4.7
Asbestos liability	905.4	1,013.6
Workers’ compensation - Asbestos	19.2	20.3
Other liabilities	51.7	54.8
Total liabilities	2,631.5	3,028.2
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,127,460 shares issued and outstanding at 30 September 2021 and 444,288,874 shares issued and outstanding at 31 March 2021	232.0	231.4
Additional paid-in capital	232.0	224.6
Retained earnings	882.9	611.4
Accumulated other comprehensive loss	(25.2)	(6.6)
Total shareholders’ equity	1,321.7	1,060.8
Total liabilities and shareholders’ equity	$3,953.2	$4,089.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars, except per share data)	2021	2020	2021	2020
Net sales	$903.2	$736.8	$1,746.5	$1,363.1
Cost of goods sold	574.3	467.6	1,109.8	874.4
Gross profit	328.9	269.2	636.7	488.7
Selling, general and administrative expenses	114.2	98.0	233.3	185.6
Research and development expenses	9.3	8.4	17.8	15.7
Restructuring expenses	—	—	—	11.1
Asbestos adjustments (gain) loss	(9.6)	16.3	(12.4)	80.0
Operating income	215.0	146.5	398.0	196.3
Interest expense, net	10.1	12.7	20.2	25.3
Other (income) expense	(0.1)	0.2	0.1	—
Income before income taxes	205.0	133.6	377.7	171.0
Income tax expense	54.9	46.8	106.2	74.8
Net income	$150.1	$86.8	$271.5	$96.2
Income per share:
Basic	$0.34	$0.20	$0.61	$0.22
Diluted	$0.34	$0.20	$0.61	$0.22
Weighted average common shares outstanding (Millions):
Basic	444.7	443.4	444.5	443.3
Diluted	446.0	444.8	445.9	444.7
Comprehensive income, net of tax:
Net income	$150.1	$86.8	$271.5	$96.2
Currency translation adjustments	(18.2)	15.4	(18.6)	40.6
Comprehensive income	$131.9	$102.2	$252.9	$136.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended 30 September
(Millions of US dollars)	2021	2020
Cash Flows From Operating Activities
Net income	$271.5	$96.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78.3	63.1
Lease expense	10.2	8.5
Deferred income taxes	50.3	37.1
Stock-based compensation	10.7	8.2
Asbestos adjustments (gain) loss	(12.4)	80.0
Excess tax benefits from share-based awards	(1.3)	(2.2)
Other, net	9.4	10.8
Changes in operating assets and liabilities:
Accounts and other receivables	(5.1)	70.6
Inventories	(23.2)	83.7
Lease assets and liabilities, net	(9.8)	(9.7)
Prepaid expenses and other assets	2.1	(10.4)
Insurance receivable - Asbestos	5.3	1.6
Accounts payable and accrued liabilities	33.2	12.0
Claims and handling costs paid - Asbestos	(57.1)	(49.7)
Income taxes payable	(4.5)	3.2
Other accrued liabilities	(0.1)	13.8
Net cash provided by operating activities	$357.5	$416.8
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(108.1)	$(44.7)
Proceeds from sale of property, plant and equipment	—	1.0
Capitalized interest	(0.7)	(4.9)
Proceeds from restricted short-term investments - Asbestos	26.1	23.2
Net cash used in investing activities	$(82.7)	$(25.4)
Cash Flows From Financing Activities
Proceeds from credit facilities	$250.0	$—
Repayments of credit facilities	(250.0)	(130.0)
Proceeds from issuance of shares	0.1	—
Repayment of finance lease obligations and borrowings	(0.5)	(0.4)
Dividends paid	(309.9)	—
Taxes paid related to net share settlement of equity awards	(2.8)	—
Net cash used in financing activities	$(313.1)	$(130.4)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(8.6)	$4.6
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(46.9)	265.6
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	318.4	185.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$271.5	$451.4
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$20.2	$7.5
Supplemental Disclosure of Cash Flows Activities
Cash paid to AICF	$62.1	$38.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Three Months Ended 30 September 2021
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2021	$231.5	$229.4	$732.8	$(7.0)	$1,186.7
Net income	—	—	150.1	—	150.1
Other comprehensive loss	—	—	—	(18.2)	(18.2)
Stock-based compensation	0.5	2.6	—	—	3.1
Balances as of 30 September 2021	$232.0	$232.0	$882.9	$(25.2)	$1,321.7

	Six Months Ended 30 September 2021
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$(6.6)	$1,060.8
Net income	—	—	271.5	—	271.5
Other comprehensive loss	—	—	—	(18.6)	(18.6)
Stock-based compensation	0.6	7.3	—	—	7.9
Issuance of ordinary shares	—	0.1	—	—	0.1
Balances as of 30 September 2021	$232.0	$232.0	$882.9	$(25.2)	$1,321.7

	Three Months Ended 30 September 2020
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2020	$230.6	$211.6	$668.9	$(36.9)	$1,074.2
Net income	—	—	86.8	—	86.8
Other comprehensive gain	—	—	—	15.4	15.4
Stock-based compensation	0.6	3.3	—	—	3.9
Balances as of 30 September 2020	$231.2	$214.9	$755.7	$(21.5)	$1,180.3

	Six Months Ended 30 September 2020
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3
Net income	—	—	96.2	—	96.2
Other comprehensive gain	—	—	—	40.6	40.6
Stock-based compensation	0.6	7.6	—	—	8.2
Balances as of 30 September 2020	$231.2	$214.9	$755.7	$(21.5)	$1,180.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2021 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the six months ended 30 September 2021, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2021.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Accounting Pronouncements

Recently adopted
In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, Income taxes (Topic 740). The amendments in the standard are being issued to simplify the accounting for income taxes and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company adopted ASU No. 2019-12 starting with the fiscal year beginning 1 April 2021 and the adoption of this standard did not have a material impact on the Company's condensed consolidated financial statements.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as restricted stock units ("RSUs"), had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of shares)	2021	2020	2021	2020
Basic common shares outstanding	444.7	443.4	444.5	443.3
Dilutive effect of stock awards	1.3	1.4	1.4	1.4
Diluted common shares outstanding	446.0	444.8	445.9	444.7
There were no potential common shares which would be considered anti-dilutive for the three and six months ended 30 September 2021 and 2020.

Potential common shares of 0.5 million for the three and six months ended 30 September 2021, respectively, and 1.0 million for the three and six months ended 30 September 2020, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 30 September 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$635.3	$144.4	$21.2	$800.9
Fiber gypsum revenues	—	—	102.3	102.3
Total revenues	$635.3	$144.4	$123.5	$903.2

	Three Months Ended 30 September 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$515.0	$122.1	$15.0	$652.1
Fiber gypsum revenues	—	—	84.7	84.7
Total revenues	$515.0	$122.1	$99.7	$736.8

	Six Months Ended 30 September 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,212.4	$286.2	$41.9	$1,540.5
Fiber gypsum revenues	—	—	206.0	206.0
Total revenues	$1,212.4	$286.2	$247.9	$1,746.5

	Six Months Ended 30 September 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$966.8	$213.4	$25.1	$1,205.3
Fiber gypsum revenues	—	—	157.8	157.8
Total revenues	$966.8	$213.4	$182.9	$1,363.1

The process by which the Company recognizes revenues is consistent across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

(Millions of US dollars)	30 September 2021	31 March 2021
Cash and cash equivalents	$132.8	$208.5
Restricted cash	5.0	5.0
Restricted cash - Asbestos	133.7	104.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$271.5	$318.4
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

4.  Inventories
Inventories consist of the following components:

(Millions of US dollars)	30 September 2021	31 March 2021
Finished goods	$164.8	$149.9
Work-in-process	19.3	17.9
Raw materials and supplies	64.4	60.4
Provision for obsolete finished goods and raw materials	(9.3)	(9.9)
Total inventories	$239.2	$218.3

5.  Long-Term Debt

(Millions of US dollars)	30 September 2021	31 March 2021
Senior unsecured notes:
Principal amount 3.625% notes due 2026 (€400.0 million)	$464.3	$468.3
Principal amount 5.000% notes due 2028	400.0	400.0
Total	864.3	868.3

Unamortized debt issuance costs	(8.6)	(9.7)
Total Long-term debt	$855.7	$858.6

Weighted average interest rate of Long-term debt	4.3%	4.3%
Weighted average term of available Long-term debt	4.0 years	4.5 years

Fair value of Senior unsecured notes (Level 1)	$891.9	$904.7

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

At 30 September 2021, the Company had a total borrowing base capacity under the unsecured revolving credit facility of US$500.0 million with outstanding borrowings of nil and US$7.3 million drawn letters of credit and bank guarantees leaving the Company with US$492.7 million of available borrowing capacity under the unsecured revolving credit facility.
At 30 September 2021, the Company was in compliance with all covenants contained in the senior unsecured notes and the unsecured revolving credit facility agreement.

6.  Asbestos
In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to the AICF.
Asbestos Adjustments
The following table sets forth the Asbestos adjustments included in the condensed consolidated statements of operations and comprehensive income:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2021	2020	2021	2020
Foreign exchange (gain) loss on Asbestos net liabilities	$(22.2)	$20.2	$(27.9)	$82.4
Loss (gain) on foreign currency forward contracts	13.7	(3.9)	16.6	(2.4)
Foreign exchange gain on deposits	(1.1)	—	(1.1)	—
Asbestos adjustments (gain) loss	$(9.6)	$16.3	$(12.4)	$80.0
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Six Months	For the Years Ended 31 March
	Ended 30 September 2021	2021	2020	2019	2018	2017
Number of open claims at beginning of period	360	393	332	336	352	426
Number of new claims
Direct claims	195	392	449	430	422	402
Cross claims	66	153	208	138	140	155
Number of closed claims	300	578	596	572	578	631
Number of open claims at end of period	321	360	393	332	336	352
Average settlement amount per settled claim	A$313,000	A$248,000	A$277,000	A$262,000	A$253,000	A$224,000
Average settlement amount per case closed	A$285,000	A$225,000	A$245,000	A$234,000	A$217,000	A$168,000

Average settlement amount per settled claim	US$235,000	US$178,000	US$189,000	US$191,000	US$196,000	US$168,000
Average settlement amount per case closed	US$214,000	US$162,000	US$167,000	US$171,000	US$168,000	US$126,000

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the six months ended 30 September 2021:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2021	$(1,135.8)	$49.5	$131.5	$(1.9)	$(956.7)	$367.4	$35.2	$(554.1)
Asbestos claims paid[1]	56.5	—	(56.5)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	62.1	—	62.1	—	—	62.1
AICF claims-handling costs incurred (paid)	0.6	—	(0.6)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.6)	—	(0.6)	—	—	(0.6)
Insurance recoveries	—	(5.3)	5.3	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(21.9)	(12.9)	(34.8)
Other movements	—	—	(0.2)	0.3	0.1	0.1	(0.1)	0.1
Effect of foreign exchange	57.5	(2.4)	(7.3)	(0.2)	47.6	(18.6)	(1.1)	27.9
Closing Balance - 30 September 2021	$(1,021.2)	$41.8	$133.7	$(1.8)	$(847.5)	$327.0	$21.1	$(499.4)
____________
1Claims paid of US$56.5 million reflects A$75.1 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
During fiscal year 2022, the Company will contribute A$328.2 million to AICF in quarterly installments, the first payment of A$82.0 million was made 1 July 2021.
For the six months ended 30 September 2021, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Free cash flow as defined in the AFFA, for the six months ended 30 September 2021 is US$346.2 million, which is equivalent to operating cash flows of US$357.5 million, less adjustments of US$11.3 million.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

7.  Derivative Instruments
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
The following table sets forth the total outstanding notional amount and the fair value of the Company’s foreign currency forward contracts:

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 September 2021		31 March 2021
Derivatives not accounted for as hedges	30 September 2021	31 March 2021	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$366.0	$456.1	$0.6	$14.4	$5.5	$8.3
The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's condensed consolidated statements of operations and comprehensive income as follows:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2021	2020	2021	2020
Asbestos adjustments loss (gain)	$13.7	$(3.9)	$16.6	$(2.4)
Selling, general and administrative expenses (income)	—	—	(5.6)	—
Total loss (gain) on foreign currency forward contracts	$13.7	$(3.9)	$11.0	$(2.4)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

8.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.

In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, two of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. On 12 August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). Subsequently, on 8 September 2021, plaintiffs filed a notice of appeal of the trial Court’s decision. The Company anticipates the appellate court to issue its decision no sooner than September 2022. As of 30 September 2021, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 30 September 2021, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The other two claims filed in 2015 have been resolved completely in the Company’s favor. The litigation known as “The Hub” was voluntarily discontinued by the plaintiffs. The “White litigation” was settled on 3 August 2021 on terms completely favorable to the Company.

The resolution of one or more of the litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to several laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
9.  Income Taxes

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the six months ended 30 September 2021, the Company paid taxes, net of refunds, of US$37.2 million.

Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income and foreign exchange on asbestos.

Deferred income taxes include net operating loss carry-forwards. At 30 September 2021, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$61.4 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 September 2021, the Company recognized a tax deduction of US$73.7 million (A$97.9 million) for the current year relating to total contributions to AICF of A$979.1 million incurred in tax years 2018 through 2022.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

10.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2021	2020	2021	2020
Liability Awards	$2.9	$6.1	$8.5	$12.9
Equity Awards	5.9	3.9	10.7	8.2
Total stock-based compensation expense	$8.8	$10.0	$19.2	$21.1
As of 30 September 2021, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$27.1 million and will be recognized over an estimated weighted average amortization period of 2.1 years.
11.  Segment Information
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold primarily in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes fiber gypsum and cement-bonded boards manufactured in Europe and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.

	Net Sales
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2021	2020	2021	2020
North America Fiber Cement	$635.3	$515.0	$1,212.4	$966.8
Asia Pacific Fiber Cement	144.4	122.1	286.2	213.4
Europe Building Products	123.5	99.7	247.9	182.9
Worldwide total	$903.2	$736.8	$1,746.5	$1,363.1

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Operating Income
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2021	2020	2021	2020
North America Fiber Cement	$182.5	$148.6	$351.8	$277.0
Asia Pacific Fiber Cement	44.5	38.7	83.3	57.6
Europe Building Products	16.7	11.1	33.0	8.4
Research and Development	(8.3)	(6.4)	(16.7)	(12.5)
Segments total	235.4	192.0	451.4	330.5
General Corporate	(20.4)	(45.5)	(53.4)	(134.2)
Total operating income	$215.0	$146.5	$398.0	$196.3

Research and development expenditures are expensed as incurred and are summarized by segment in the following table. For the three and six months ended 30 September 2021, Research and development segment operating income also includes Selling, general and administrative expenses of US$0.9 million and US$2.5 million, respectively. For the three and six months ended 30 September 2020, Research and development segment operating income also includes Selling, general and administrative expenses of US$0.5 million and US$1.3 million, respectively.

	Research and Development Expenses
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2021	2020	2021	2020
North America Fiber Cement	$1.4	$1.7	$2.5	$2.8
Asia Pacific Fiber Cement	0.3	0.3	0.7	0.6
Europe Building Products	0.2	0.5	0.4	1.1
Research and Development	7.4	5.9	14.2	11.2
Worldwide total	$9.3	$8.4	$17.8	$15.7

12.  Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is comprised of the following at 30 September 2021:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2021	$0.2	$0.4	$(7.2)	$(6.6)
Other comprehensive loss	—	—	(18.6)	(18.6)
Balance at 30 September 2021	$0.2	$0.4	$(25.8)	$(25.2)